B.O.S. Better Online Solutions Ltd.

20 Freiman Street

Rishon LeZion, 75100, Israel

February 8, 2017

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Jan Woo
Legal Branch Chief Office of Information Technologies and Services

	Re:	B.O.S. Better Online Solutions Ltd. Registration Statement on Form F-3 (File No. 333-215862)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, B.O.S. Better Online Solutions Ltd., an Israeli corporation (the “Registrant”), respectfully requests that the effectiveness of the Registration Statement on Form F-3, File No. 333-215862, be accelerated and that such Registration Statement be permitted to become effective at 12:00 pm (Washington, D.C. time) on Friday, February 10, 2017 or as soon thereafter as practicable.

On behalf of the Registrant, we acknowledge that:

◦	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
◦	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
◦	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

B.O.S. BETTER ONLINE SOLUTIONS LTD.

By:	/s/ Eyal Cohen
Eyal Cohen Chief Financial Officer